UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2021

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)

(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Av. del Libertador 6363,

12th Floor,

City of Buenos Aires (A1428ARG),

Tel: 54-11-4346-5000

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

CONDENSED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2021 AND FOR THE THREE-MONTH

PERIOD ENDED MARCH 31, 2021

PRESENTED IN COMPARATIVE FORM

(Stated in millions of constant pesos – Note 3)

CONDENSED INTERIM FINANCIAL STATEMENTS

Legal Information		2
Condensed Interim Statement of Comprehensive (Loss) Income		3
Condensed Interim Statement of Financial Position		4
Condensed Interim Statement of Changes in Equity		6
Condensed Interim Statement of Cash Flows		7

Notes to the Condensed Interim Financial Statements:
1 |	General information	9
2 |	Regulatory framework	11
3 |	Basis of preparation	12
4 |	Accounting policies	13
5 |	Financial risk management	13
6 |	Critical accounting estimates and judgments	15
7 |	Contingencies and lawsuits	16
8 |	Revenue from sales and energy purchases	16
9 |	Expenses by nature	18
10 |	Other operating income (expense), net	19
11 |	Net finance costs	19
12 |	Basic and diluted (loss) earnings per share	20
13 |	Property, plant and equipment	21
14 |	Right-of-use asset	23
15 |	Inventories	23
16 |	Other receivables	23
17 |	Trade receivables	24
18 |	Financial assets at amortized cost	24
19 |	Financial assets at fair value through profit or loss	25
20 |	Cash and cash equivalents	25
21 |	Share capital and additional paid-in capital	25
22 |	Allocation of profits	25
23 |	Trade payables	26
24 |	Other payables	26
25 |	Borrowings	27
26 |	Salaries and social security taxes payable	27
27 |	Income tax and deferred tax	28
28 |	Tax liabilities	29
29 |	Provisions	29
30 |	Related-party transactions	29
31 |	Ordinary and Extraordinary Shareholders’ Meeting	30
32 |	Termination of agreement on real estate asset	31
33 |	Change of control	31

Report on review of Condensed Interim Financial Statements

CONDENSED INTERIM FINANCIAL STATEMENTS

Glossary of Terms

The following definitions, which are not technical ones, will help readers understand some of the terms used in the text of the notes to the Company’s Condensed Interim Financial Statements.

Terms	Definitions
BCRA	Central Bank of Argentina
BICE	Banco de Inversión y Comercio Exterior
BNA	Banco de la Nación Argentina
CABA	City of Buenos Aires
CAMMESA	Compañía Administradora del Mercado Mayorista Eléctrico S.A. (the company in charge of the regulation and operation of the wholesale electricity market)
CNV	National Securities Commission
CPD	Company’s Own Distribution Cost
CSJN	Supreme Court of Justice of Argentina
CTLL	Central Térmica Loma de la Lata S.A.
DNU	Executive Order issued on the grounds of Necessity and Urgency
EASA	Electricidad Argentina S.A.
edenor	Empresa Distribuidora y Comercializadora Norte S.A.
ENRE	National Regulatory Authority for the Distribution of Electricity
FACPCE	Argentine Federation of Professional Councils in Economic Sciences
FIDUS	FIDUS Sociedad de Garantías Recíprocas
GWh	Gigawatt/hour
IAS	International Accounting Standards
IASB	International Accounting Standards Board
ICBC	Industrial and Commercial Bank of China
IEASA	Integración Energética Argentina S.A.
IFRIC	International Financial Reporting Interpretations Committee
IFRS	International Financial Reporting Standards
IMF	International Monetary Fund
MEM	Wholesale Electricity Market
OSV	Orígenes Seguros de Vida S.A.
PBA	Province of Buenos Aires
PEN	Federal Executive Power
PESA	Pampa Energía S.A.
RDSA	Ribera Desarrollos S.A.
RECPAM	Gain (Loss) on exposure to the changes in the purchasing power of the currency
REM	Market Expectations Survey
RTI	Tariff Structure Review
SACME	S.A. Centro de Movimiento de Energía
SACDE	Sociedad Argentina de Construcción y Desarrollo Estratégico S.A.
SEGBA	Servicios Eléctricos del Gran Buenos Aires S.A.
WHO	World Health Organization

1

CONDENSED INTERIM FINANCIAL STATEMENTS

Legal Information

Corporate name: Empresa Distribuidora y Comercializadora Norte S.A.

Legal address: 6363 Av. del Libertador Ave., City of Buenos Aires

Main business: Distribution and sale of electricity in the area and under the terms of the Concession Agreement by which this public service is regulated.

Date of registration with the Public Registry of Commerce:

•	of the Articles of Incorporation: August 3, 1992
•	of the last amendment to the By-laws: May 28, 2007 – Note 31

Term of the Corporation: August 3, 2087

Registration number with the “Inspección General de Justicia” (the Argentine governmental regulatory agency of corporations): 1,559,940

Parent company: PESA

Legal address: 1 Maipú Street, CABA

Main business of the parent company: Study, exploration and exploitation of hydrocarbon wells, development of mining activities, industrialization, transport and sale of hydrocarbons and their by-products, and the generation, transmission and distribution of electricity. Investment in undertakings and in companies of any nature on its own account or on behalf of third parties or associates of third parties in Argentina or abroad.

Interest held by the parent company in capital stock and votes: 55.14%

CAPITAL STRUCTURE

AS OF MARCH 31, 2021

(amounts stated in pesos)

Class of shares	Subscribed and paid-in (See Note 21)
Common, book-entry shares, face value 1 and 1 vote per share
Class A	462,292,111
Class B (1)	442,210,385
Class C (2)	1,952,604
906,455,100

(1)	Includes 31,380,871 treasury shares as of March 31, 2021 and December 31, 2020.
(2)	Relates to the Employee Stock Ownership Program Class C shares that have not been transferred.

2

CONDENSED INTERIM FINANCIAL STATEMENTS

edenor

Condensed Interim Statement of Comprehensive (Loss) Income

for the three-month period ended March 31, 2021

presented in comparative form

(Stated in millions of constant pesos – Note 3)

	Note	03.31.21	03.31.20

Revenue	8	21,023	29,365
Energy purchases	8	(12,747)	(18,320)
Subtotal		8,276	11,045
Transmission and distribution expenses	9	(5,204)	(5,187)
Gross margin		3,072	5,858

Selling expenses	9	(2,438)	(2,432)
Administrative expenses	9	(1,327)	(1,183)
Other operating income	10	550	858
Other operating expense	10	(749)	(461)
Operating profit		(892)	2,640

Financial income	11	14	11
Finance costs	11	(4,428)	(1,738)
Other finance costs	11	75	(1,071)
Net finance costs		(4,339)	(2,798)

Monetary gain (RECPAM)		5,416	2,399

Profit before taxes		185	2,241

Income tax	27	(841)	(1,211)
(Loss) Profit for the period		(656)	1,030

Comprehensive (loss) profit for the period attributable to:
Owners of the parent		(656)	1,030
Comprehensive (loss) profit for the period		(656)	1,030

Basic and diluted (loss) profit per share:
(Loss) Profit per share (argentine pesos per share)	12	(0.75)	1.18

The accompanying notes are an integral part of the Condensed Interim Financial Statements.

3

CONDENSED INTERIM FINANCIAL STATEMENTS

edenor

Condensed Interim Statement of Financial Position

as of March 31, 2021 presented in comparative form

(Stated in millions of constant pesos – Note 3)

	Note	03.31.21	12.31.20
ASSETS
Non-current assets
Property, plant and equipment	13	141,864	141,077
Interest in joint ventures		11	13
Right-of-use asset	14	264	317
Other receivables	16	33	48
Financial assets at amortized cost	18	160	270
Total non-current assets		142,332	141,725

Current assets
Inventories	15	2,082	2,112
Other receivables	16	296	705
Trade receivables	17	14,952	15,982
Financial assets at amortized cost	18	162	88
Financial assets at fair value through profit or loss	19	2,529	2,509
Cash and cash equivalents	20	6,898	4,927
Total current assets		26,919	26,323
TOTAL ASSETS		169,251	168,048

4

CONDENSED INTERIM FINANCIAL STATEMENTS

edenor

Condensed Interim Statement of Financial Position

as of March 31, 2021 presented in comparative form (continued)

(Stated in millions of constant pesos – Note 3)

	Note	03.31.21	12.31.20
EQUITY
Share capital and reserve attributable to the owners of the Company
Share capital	21	875	875
Adjustment to share capital	21	41,227	41,227
Treasury stock	21	31	31
Adjustment to treasury stock	21	887	887
Additional paid-in capital	21	569	569
Cost treasury stock		(3,448)	(3,448)
Legal reserve		2,915	2,915
Voluntary reserve		48,213	48,213
Other comprehensive loss		(246)	(246)
Accumulated losses		(20,644)	(19,988)
TOTAL EQUITY		70,379	71,035

LIABILITIES
Non-current liabilities
Trade payables	23	569	588
Other payables	24	7,058	7,098
Borrowings	25	9,023	9,330
Deferred revenue		1,462	1,662
Salaries and social security payable	26	352	343
Benefit plans		918	846
Deferred tax liability	27	27,044	26,777
Provisions	29	2,783	2,746
Total non-current liabilities		49,209	49,390
Current liabilities
Trade payables	23	39,293	37,291
Other payables	24	4,791	3,387
Borrowings	25	376	162
Derivative financial instruments		1	1
Deferred revenue		36	41
Salaries and social security payable	26	3,352	4,218
Benefit plans		84	95
Income tax payable	27	144	-
Tax liabilities	28	1,233	2,024
Provisions	29	353	404
Total current liabilities		49,663	47,623
TOTAL LIABILITIES		98,872	97,013

TOTAL LIABILITIES AND EQUITY		169,251	168,048

The accompanying notes are an integral part of the Condensed Interim Financial Statements.

5

CONDENSED INTERIM FINANCIAL STATEMENTS

edenor

Condensed Interim Statement of Changes in Equity

for the three-month period ended March 31, 2021

presented in comparative form

(Stated in millions of constant pesos – Note 3)

	Share capital	Adjustment to share capital	Treasury stock	Adjustment to treasury stock	Additional paid-in capital	Cost treasury stock	Legal reserve	Voluntary reserve	Other comprehen- sive loss	Accumulated (losses) profits	Total equity
Balance at December 31, 2019	875	41,227	31	887	569	(3,448)	1,982	30,491	(332)	18,655	90,937

Profit for the three-month period	-	-	-	-	-	-	-	-	-	1,030	1,030
Balance at March 31, 2020	875	41,227	31	887	569	(3,448)	1,982	30,491	(332)	19,685	91,967

Ordinary and Extraordinary Shareholders’ Meeting held on April 28, 2020	-	-	-	-	-	-	933	17,722	-	(18,655)	-
Other comprehensive results	-	-	-	-	-	-	-	-	86	-	86
Loss for the nine-month period	-	-	-	-	-	-	-	-	-	(21,018)	(21,018)
Balance at December 31, 2020	875	41,227	31	887	569	(3,448)	2,915	48,213	(246)	(19,988)	71,035

Loss for the three-month period	-	-	-	-	-	-	-	-	-	(656)	(656)
Balance at March 31, 2021	875	41,227	31	887	569	(3,448)	2,915	48,213	(246)	(20,644)	70,379

The accompanying notes are an integral part of the Condensed Interim Financial Statements.

6

CONDENSED INTERIM FINANCIAL STATEMENTS

edenor

Condensed Interim Statement of Cash Flows

for the three-month period ended March 31, 2021

presented in comparative form

(Stated in millions of constant pesos – Note 3)

	Note	03.31.21	03.31.20
Cash flows from operating activities
(Loss) Profit for the year		(656)	1,030

Adjustments to reconcile net (loss) profit to net cash flows from operating activities:
Depreciation of property, plants and equipments	13	1,705	1,833
Depreciation of right-of-use assets	14	117	96
Loss on disposals of property, plants and equipments	13	37	63
Net accrued interest	11	4,411	1,723
Income from customer surcharges	10	(407)	(479)
Exchange difference	11	596	916
Income tax	27	841	1,211
Allowance for the impairment of trade and other receivables, net of recovery	9	667	597
Adjustment to present value of receivables	11	25	73
Provision for contingencies	29	397	(158)
Changes in fair value of financial assets	11	(318)	26
Accrual of benefit plans	9	214	188
Recovery of provision for credit RDSA	11	(434)	-
Net gain from the cancelattion of Corporate Notes	11	(1)	-
Income from non-reimbursable customer contributions	10	(10)	(2)
Termination of agreement on real estate asset		-	(6)
Other financial results		59	56
Monetary gain (RECPAM)		(5,416)	(2,399)
Changes in operating assets and liabilities:
Increase in trade receivables		(1,058)	(3,698)
Decrease (Increase) in other receivables		775	(7)
Increase in inventories		(128)	(81)
Increase in financial assets at amortized cost		(322)	-
Decrease in trade payables		(3,465)	(1,475)
Decrease in salaries and social security payable		(333)	(401)
Decrease in benefit plans		(14)	(147)
Decrease in tax liabilities		(990)	(363)
Increase (Decrease) in other payables		1,723	(157)
Decrease in provisions	29	(41)	(37)
Payment of income tax payable		-	(460)
Subtotal before variation in debt with CAMMESA		(2,026)	(2,058)
Increase in past due commercial debt with CAMMESA		6,067	5,073
Net cash flows generated by operating activities		4,041	3,015

7

CONDENSED INTERIM FINANCIAL STATEMENTS

edenor

Condensed Interim Statement of Cash Flows

for the three-month period ended March 31, 2021

presented in comparative form (continued)

(Stated in millions of constant pesos – Note 3)

	Note	03.31.21	03.31.20
Cash flows from investing activities
Payment of property, plants and equipments		(1,872)	(1,512)
Redemtion net of money market funds		(253)	1,607
Mutuum charges granted to third parties		3	25
Collection of receivables from sale of subsidiaries		8	3
Net cash flows (used in) generated by investing activities		(2,114)	123

Cash flows from financing activities
Payment of lease liability		(105)	(94)
Cancelattion of Corporate Notes		(9)	-
Net cash flows used in financing activities		(114)	(94)

Increase in cash and cash equivalents		1,813	3,044

Cash and cash equivalents at the beginning of period	20	4,927	630
Exchange differences in cash and cash equivalents		159	(28)
Result from exposure to inflation		(1)	(12)
Increase in cash and cash equivalents		1,813	3,044
Cash and cash equivalents at the end of the period	20	6,898	3,634

Supplemental cash flows information
Non-cash activities
Adquisition of advances to suppliers, property, plant and equipment through increased trade payables		(657)	(450)

Adquisition of advances to suppliers, right-of-use assets through increased trade payables		(64)	(77)

Decrease of property, plant and equipment through increased other receivables		-	-

The accompanying notes are an integral part of the Condensed Interim Financial Statements.

8

CONDENSED INTERIM FINANCIAL STATEMENTS

Note	1 | General information

Empresa Distribuidora y Comercializadora Norte S.A. (hereinafter “edenor” or “the Company”) is a corporation (sociedad anónima) organized under the laws of Argentina, with legal address at 6363 Av. Del Libertador Ave - City of Buenos Aires, Argentine Republic, whose shares are traded on the Buenos Aires Stock Exchange and the New York Stock Exchange (NYSE).

The corporate purpose of edenor is to engage in the distribution and sale of electricity within the concession area. Furthermore, among other activities, the Company may subscribe or acquire shares of other electricity distribution companies, subject to the approval of the regulatory agency, assign the use of the network to provide electricity transmission or other voice, data and image transmission services, and render advisory, training, maintenance, consulting, and management services and know-how related to the distribution of electricity both in Argentina and abroad. These activities may be conducted directly by edenor or through subsidiaries or related companies. In addition, the Company may act as trustee of trusts created under Argentine laws.

On December 28, 2020, Pampa Energía S.A., the parent company of edenor, entered into a share purchase and sale agreement, as the seller, with Empresa de Energía del Cono Sur S.A. (Note 33).

The Company’s economic and financial situation

In the last five fiscal years, the Company recorded negative working capital. This situation was mainly exacerbated by the suspension of the electricity rate update from February 2019 to date. In spite of the constant increase of operating costs, the Company has made the investments necessary, both for the operation of the network and to maintain and even improve the quality of the service, in a context of inflation and sustained recession in which the Argentine economy has been since mid-2018. The Company has been significantly affected by such freeze on electricity rates, therefore, its revenues are at December 2018 values, in spite of the high levels of inflation experienced over the past three years making it uncertain when the update of costs will be finally recognized.

Additionally, this situation was exacerbated by the effects of the COVID-19 pandemic, which has had a severe socioeconomic and financial impact. Most of the world’s countries implemented exceptional actions, which had immediate effects on their economies, as rapidly evidenced by the falls recorded in production and activity indicators. The governments’ response to these consequences was the implementation of tax aids to sustain their citizens’ income and thereby reduce the risk of a breakdown in the chain of payments, in order to avoid a larger economic and financial crisis.

With regard to the Company, significant impacts were generated that affected the economic and financial equation caused by the freeze on electricity rates even further, such as the increase in delinquency rates and the decrease in demand, as a consequence of which the Company’s Management was forced to partially postpone payments to CAMMESA for energy purchased in the Wholesale Electricity Market (“MEM”) as from the maturities taking place in March 2020; payment obligations which have been partially regularized, but as of March 31, 2021 accumulate a past due principal balance of $ 14,877, plus interest and charges for $ 7,244.

This whole situation is aggravated by a complex and vulnerable economic context, as reflected by the country’s economic conditions described below:

9

CONDENSED INTERIM FINANCIAL STATEMENTS

o	Inflation rate of 12.9% in the first quarter of 2021 that is expected to remain high over time;
o	High fiscal deficit, though it decreased in the last quarter;
o	9% devaluation of the Argentine peso against the United States dollar, considering the BNA’s rate of exchange, with the gap between the blue-chip swap dollar rate and the official dollar exchange rate in the MULC amounting to 60%;
o	Imposition of currency restrictions by the monetary authority, which directly affect the value of the foreign currency for certain restricted foreign exchange transactions taking place outside the MULC;
o	Nevertheless, the economy is expected to grow by an estimated 6% in 2021 (IMF – April 2021 World Economic Outlook Report), with the growth target set by Budget Law No. 27,591 amounting to 5.5%.

As for the currency restrictions, the BCRA’s prior authorization is required for certain transactions, such as the Company’s transactions associated with the payment of imports of goods that are necessary for the provision of the service, and the payments to service the financial debt. These currency restrictions, or those to be implemented in the future, could affect the Company’s ability to access the MULC in order to acquire the foreign currency necessary to face its operating and financial obligations.

Additionally, DNU No. 1,020 of December 16, 2020 extended until March 31, 2021 the freeze on electricity rates prescribed by Law No. 27,541 on Social Solidarity and Production Reactivation in the framework of the Economic Emergency enacted by the end of 2019, which authorized the PEN to keep electricity rates under federal jurisdiction unchanged, with the direct impact such extension has on the Company’s financial soundness.

Finally, on April 30, 2021, by means of Resolution No. 107/2021, the ENRE approved new electricity rate schedules that include a partial adjustment of rates of 9% over the values set forth by ENRE Resolution No. 78/2021 relating to the adjustment of seasonal prices, applicable to users as from the readings subsequent to May 1, 2021 (See Note 2).

Despite the previously described situation, it is worth pointing out that, in general terms, the quality of the electricity distribution service has been significantly improved, both in duration and frequency of power cuts. In view of the continuous increase of the costs associated with the provision of the service, as well as the need for additional investments to meet the demand, the Company, as previously mentioned, is analyzing different measures aimed at mitigating the negative effects of this situation on its financial structure, minimizing the impact on the sources of employment, the execution of the investment plan, and the carrying out of the essential operation, maintenance and improvement-related works that are necessary to maintain the provision of the public service, object of the concession, in a satisfactory manner in terms of quality and safety.

Taking into consideration that the realization of the measures necessary to reverse the manifested negative trend depends on the occurrence of certain events that are not under the Company’s control, the Board of Directors has raised substantial doubt about edenor’s ability to continue as a going concern, which may result in the Company’s being obliged to defer certain payment obligations or unable to meet expectations for salary increases or the increases recorded in third-party costs.

Despite what has been previously described, these condensed interim financial statements have been prepared assuming that the Company will continue to operate as a going concern and do not include the adjustments or reclassifications that might result from the outcome of these uncertainties.

10

CONDENSED INTERIM FINANCIAL STATEMENTS
Note	2 | Regulatory framework

At the date of issuance of these condensed interim financial statements, there exist the following changes with respect to the situation reported by the Company in the Financial Statements as of December 31, 2020:

a)	Electricity rate situation

On March 5, 2021, by means of Resolution No. 53/2021, the ENRE called a Public Hearing to make known and listen to opinions on the distributions companies’ Transitional Tariff System mentioned in Note 2.b) to the Financial Statements as of December 31, 2020, with such Public Hearing being held in the framework of the Tariff Structure Review (RTI) Process and prior to defining the electricity rates to be applied by the referred to concession holders. On March 30, edenor’s chairman made a presentation at the Public Hearing to discuss the transitional tariff adjustment of the Distribution, including revenue requirements and a new tariff structure proposal to cover the public service expenses and investment needs.

Furthermore, on March 31, 2021, by means of Resolution No. 78/2021, the ENRE approved the values of the Company’s electricity rate schedule, effective from the billing relating to the reading of meters subsequent to 12:00 AM on April 1, 2021, based on the MEM’s winter seasonal programming. It must be pointed out that such tariff increase affected only GUDI customers and reflected the increase of the seasonal price passed through to tariffs without affecting revenues from the Company’s Own Distribution Costs.

Finally, on April 30, 2021, by means of Resolution No. 107/2021, and in the framework of the transitional tariff system, the ENRE considered it timely and appropriate to authorize new electricity rate schedules with a 9% adjustment to be applied to the final rate of users, based on the values set by ENRE Resolution No. 78/2021. Additionally, the aforementioned Resolution approves the new CPD values to be applied by the Company. All that which has been previously described is effective from the billings relating to the reading of meters subsequent to 12:00 AM on May 1, 2021.

At the date of issuance of these condensed interim financial statements, the Company’s Management is analyzing the impacts the aforementioned regulations will have on the Company’s revenue.

b)	COVID-19-related effects

1.    Suspension of issuance of Debit Notes and Supplementary Statements: on February 18, 2021, by means of ENRE Resolution No. 37/2021, the Company was instructed both to suspend, on an immediate and temporary basis, the issuance of Debit Notes and Supplementary Statements (bills) in the terms of section 5 sub-section d) captions I, II and III of the Electric Power Supply Regulations (i.e. those issued when energy values have not been recorded or have been under-measured; those issued when events suggesting metering irregularities or the appropriation of energy by the user prove to be true; or those issued when direct connections are verified), and to refrain from suspending electricity supplies due to non-payment of the amounts arising from the recovery sought on the basis of such regulation, regardless of whether the users have made the pertinent claim, until the ENRE issues the regulations. Furthermore, the Company is instructed to submit a report on the number of bills for Non-recorded or under or over-recorded consumption, issued from March 1, 2020 to date, with no subsequent communications having been issued as of to date.

11

CONDENSED INTERIM FINANCIAL STATEMENTS

2.    System for the issuance of statements: on March 9, 2021, by means of ENRE Resolution No. 58/2021, distribution companies were instructed to issue the electric power public service statements (bills) solely with the amounts relating to the consumption of the billing period and, separately, to inform of the debts that have originated in or increased during the periods of the Preventive and Mandatory Social Isolation (ASPO) and the Preventive and Mandatory Social Distancing (DISPO) health measures, including no interest. Distribution companies were also informed that past due balances must be informed in a separate line item, differentiating the period as of which such balances are owed.

c)	Framework Agreement

As of March 31, 2021, and by virtue of the Agreement described in Note 2.f) to the Financial Statements as of December 31, 2020, the Company received a first disbursement for $ 1,500, which, as indicated in the aforementioned agreement, will be specifically used for complying with the Preventive and Corrective Maintenance Work Plan for the Electricity Distribution Network. The Company may use the above-mentioned funds only after the ENRE has certified compliance with both the degree of completion of the works included in the referred to plan and the related financial milestones. At the date of issuance of these financial statements, the Company has submitted documentation of the investments made, which have surpassed by one third the specific investment plan, in respect of which no response has been received.

Note	3 | Basis of preparation

These condensed interim financial statements for the three-month period ended March 31, 2021 have been prepared in accordance with the provisions of IAS 34 “Interim Financial Reporting”, incorporated by the CNV.

These condensed interim financial statements for the three-month period ended March 31, 2021 have not been audited; they have been reviewed by the Independent Accountant in accordance with ISRE 2410, whose scope is substantially less than that of an audit performed in accordance with applicable auditing standards. The Company’s Management estimates that they include all the necessary adjustments to fairly present the results of operations for each period. The results of operations for the three-month period ended March 31, 2021 and its comparative period as of March 31, 2020 do not necessarily reflect the Company’s results in proportion to the full fiscal year. They were approved for issue by the Company’s Board of Directors on May 10, 2021.

The condensed interim financial statements are measured in pesos (the legal currency in Argentina) restated in accordance with that mentioned in this Note, which is also the presentation currency.

These condensed interim financial statements must be read together with the audited Financial Statements as of December 31, 2020 prepared under IFRS.

12

CONDENSED INTERIM FINANCIAL STATEMENTS

Comparative information

The balances as of December 31 and March 31, 2020, as the case may be, disclosed in these condensed interim financial statements for comparative purposes, arise as a result of restating the annual Financial Statements and the Condensed Interim Financial Statements as of those dates to the purchasing power of the currency at March 31, 2021, as a consequence of the restatement of the financial information described hereunder. Furthermore, certain amounts of the financial statements presented in comparative form have been reclassified in order to maintain consistency of presentation with the amounts of the current periods (Note 4).

Restatement of financial information

The condensed interim financial statements, including the figures relating to the previous period, have been stated in terms of the measuring unit current at March 31, 2021, in accordance with IAS 29 “Financial reporting in hyperinflationary economies”, using the indexes published by the FACPCE. The inflation rate applied for the period between January 1, 2021 and March 31, 2021, was 12.9%.

Note	4 | Accounting policies

The accounting policies adopted for these condensed interim financial statements are consistent with those used in the Financial Statements for the last financial year, which ended on December 31, 2020.

Accounting standards, amendments and interpretations issued by the IASB in the last few years that are effective as of March 31, 2021 and have been adopted by the Company:

- Amendments to IFRS 9 “Financial instruments”, IAS 39 “Financial instruments: Presentation”, IFRS 7 “Financial Instruments: Disclosures”, IFRS 4 “Insurance contracts” and IFRS 16 “Leases” (amended in August 2020).

There are no new IFRS or IFRIC applicable as from this period that have a material impact on the Company’s condensed interim financial statements.

Note	5 | Financial risk management

Nota	5.1 | Financial risk factors

The Company’s activities and the market in which it operates expose the Company to a number of financial risks: market risk (including currency risk, cash flows interest rate risk, fair value interest rate risk and price risk), credit risk and liquidity risk.

Additionally, the difficulty in obtaining financing in international or national markets could affect some of the Company’s business variables, such as interest rates, foreign currency exchange rates and the access to sources of financing.

With regard to the Company’s risk management policies, there have been no significant changes since the last fiscal year end.

13

CONDENSED INTERIM FINANCIAL STATEMENTS
a.	Market risks

i.	Currency risk

As of March 31, 2021 and December 31, 2020, the Company’s balances in foreign currency are as follow:

	Currency	Amount in foreign currency	Exchange rate (1)	Total 03.31.21	Total 12.31.20

ASSETS
CURRENT ASSETS
Other receivables	USD	1	92.000	92	570
	JPY	55	0.832	46	51
Cash and cash equivalents	USD	16	92.000	1,472	1,616
TOTAL CURRENT ASSETS				1,610	2,237
TOTAL ASSETS				1,610	2,237

LIABILITIES
NON-CURRENT LIABILITIES
Borrowings	USD	98	92.000	9,023	9,330
TOTAL NON-CURRENT LIABILITIES				9,023	9,330
CURRENT LIABILITIES
Trade payables	USD	9	92.000	828	1,086
Borrowings	USD	4	92.000	376	162
Other payables	USD	9	92.000	828	855
TOTAL CURRENT LIABILITIES				2,032	2,103
TOTAL LIABILITIES				11,055	11,433

(1)	The exchange rates used are the BNA exchange rates in effect as of March 31, 2021 for US Dollars (USD) and Japanese Yens (JPY).

ii.	Fair value estimate

The Company classifies the measurements of financial instruments at fair value using a fair value hierarchy that reflects the relevance of the variables used to carry out such measurements. The fair value hierarchy has the following levels:

· Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.

· Level 2: inputs other than quoted prices included in level 1 that are observable for the asset or liability, either directly (i.e. prices) or indirectly (i.e. derived from the prices).

· Level 3: inputs for the asset or liability that are not based on observable market data (i.e. unobservable inputs).

14

CONDENSED INTERIM FINANCIAL STATEMENTS

The table below shows the Company’s financial assets and liabilities measured at fair value as of March 31, 2021 and December 31, 2020:

	LEVEL 1	LEVEL 2	TOTAL

At March 31, 2021
Assets
Financial assets at fair value through profit or loss:
Government bonds	2,227	-	2,227
Money market funds	302	-	302
Cash and cash equivalents:
Money market funds	5,253	-	5,253
Total assets	7,782	-	7,782

Liabilities
Derivative financial instruments	-	1	1
Total liabilities	-	1	1

At December 31, 2020
Assets
Financial assets at fair value through profit or loss:
Government bonds	2,509	-	2,509
Cash and cash equivalents
Money market funds	3,077	-	3,077
Total assets	5,586	-	5,586

Liabilities
Derivative financial instruments	-	1	1
Total liabilities	-	1	1

iii.	Interest rate risk

Interest rate risk is the risk of fluctuation in the fair value or cash flows of an instrument due to changes in market interest rates. The Company’s exposure to interest rate risk is mainly related to its long-term debt obligations.

Indebtedness at floating rates exposes the Company to interest rate risk on its cash flows. Indebtedness at fixed rates exposes the Company to interest rate risk on the fair value of its liabilities. As of March 31, 2021 and December 31, 2020 all the loans were obtained at fixed interest rates. The Company’s policy is to keep the largest percentage of its indebtedness in instruments that accrue interest at fixed rates.

Note	6 | Critical accounting estimates and judgments

The preparation of the condensed interim financial statements requires the Company’s Management to make estimates and assessments concerning the future, exercise critical judgment and make assumptions that affect the application of the accounting policies and the reported amounts of assets and liabilities and revenues and expenses.

These estimates and judgments are permanently evaluated and are based upon past experience and other factors that are reasonable under the existing circumstances. Future actual results may differ from the estimates and assessments made at the date of preparation of these condensed interim financial statements.

15

CONDENSED INTERIM FINANCIAL STATEMENTS

In the preparation of these condensed interim financial statements, there were no changes in either the critical judgments made by the Company when applying its accounting policies or the sources of estimation uncertainty used with respect to those applied in the Financial Statements for the year ended December 31, 2020.

Note	7 | Contingencies and lawsuits

As of March 31, 2021, the provision for contingencies has been recorded to face situations existing at the end of each period that may result in a loss for the Company if one or more future events occurred or failed to occur.

At the date of issuance of these condensed interim financial statements, there are no significant changes with respect to the situation reported by the Company in the Financial Statements as of December 31, 2020, except for the increase recorded in both the United States dollar exchange rate and interest rates, as a consequence of a combination of external factors and the local macroeconomic context. See Note 29.

Note	8 | Revenue from sales and energy purchases

We provide below a brief description of the main services provided by the Company:

Sales of electricity

Small demand segment: Residential use and public lighting (T1)	Relates to the highest demand average recorded over 15 consecutive minutes that is less than 10 kilowatts. In turn, this segment is subdivided into different residential categories based on consumption. This segment also includes a category for public lighting. Users are categorized by the Company according to their consumption.
Medium demand segment: Commercial and industrial customers (T2)	Relates to the highest demand average recorded over 15 consecutive minutes that is equal to or greater than 10 Kilowatts but less than 50 Kilowatts. The Company agrees with the user the supply capacity.
Large demand segment (T3)	Relates to the highest demand average recorded over 15 consecutive minutes that is greater than 50 Kilowatts. In turn, this segment is subdivided into categories according to the supply voltage -low, medium or high-, from voltages of up to 1 Kilovolt to voltages greater than 66 Kilovolts.
Other: (Shantytowns/ Wheeling system)	Revenue is recognized to the extent that a renewal of the Framework Agreement has been formalized for the period in which the service was accrued. In the case of the service related to the Wheeling system, revenue is recognized when the Company allows third parties (generators and large users) to access to the available transmission capacity within its distribution system upon payment of a wheeling fee.

Other services

Right of use of poles	Revenue is recognized to the extent that the rental value of the right of use of the poles used by the Company’s electricity network has been agreed upon for the benefit of third parties.
Connection and reconnection charges	Relate to revenue accrued for the carrying out of the electricity supply connection of new customers or the reconnection of already existing users.

16

CONDENSED INTERIM FINANCIAL STATEMENTS

Energy purchases

Energy purchase	The Company bills its users the cost of its purchases of energy, which includes charges for purchases of energy and power. The Company purchases electric power at seasonal prices approved by the ENRE. The price of the Company’s electric power reflects the costs of transmission and other regulatory charges.
Energy losses	Energy losses are equivalent to the difference between energy purchased and energy sold. These losses can be classified into technical and non-technical losses. Technical losses represent the energy lost during transmission and distribution within the network as a consequence of the natural heating of the conductors and transformers that carry electricity from power generation plants to users. Non-technical losses represent the remainder of the Company’s energy losses and are mainly due to the illegal use of its services or the theft of energy. Energy losses require that the Company purchase additional energy in order to meet the demand and its Concession Agreement allows it to recover from its users the cost of these purchases up to a loss factor specified in its concession for each rate category. The current loss factor recognized in the tariff by virtue of its concession amounts to approximately 9.1%.

	03.31.21		03.31.20
	GWh	$	GWh	$
Sales of electricity
Small demand segment: Residential use and public lighting (T1)	2,873	12,922	2,816	17,983
Medium demand segment: Commercial and industrial (T2)	373	2,499	409	3,569
Large demand segment (T3)	880	4,628	922	7,053
Other: (Shantytowns/Wheeling system)	1,085	841	1,056	631
Subtotal - Sales of electricity	5,211	20,890	5,203	29,236

Other services
Right of use of poles		121		107
Connection and reconnection charges		12		22
Subtotal - Other services		133		129

Total - Revenue		21,023		29,365

	03.31.21		03.31.20
	GWh	$	GWh	$

Energy purchases (1)	6,256	(12,747)	6,381	(18,320)

(1)	As of March 31, 2021 and 2020, includes technical and non-technical energy losses for 1,045 GWh and 1,178 GWh, respectively.

17

CONDENSED INTERIM FINANCIAL STATEMENTS
Note	9 | Expenses by nature

The detail of expenses by nature is as follows:

Expenses by nature at 03.31.21
Description	Transmission and distribution expenses	Selling expenses	Administrative expenses	Total
Salaries and social security taxes	2,070	326	473	2,869
Pension plans	155	24	35	214
Communications expenses	45	110	-	155
Allowance for the impairment of trade and other receivables	-	667	-	667
Supplies consumption	319	-	39	358
Leases and insurance	-	-	101	101
Security service	93	7	12	112
Fees and remuneration for services	918	554	385	1,857
Public relations and marketing	-	3	-	3
Advertising and sponsorship	-	2	-	2
Depreciation of property, plants and equipments	1,341	200	164	1,705
Depreciation of right-of-use asset	12	23	82	117
Directors and Supervisory Committee members’ fees	-	-	8	8
ENRE penalties	251	226	-	477
Taxes and charges	-	296	16	312
Other	-	-	12	12
At 03.31.21	5,204	2,438	1,327	8,969

The expenses included in the chart above are net of the Company’s own expenses capitalized in property, plant and equipment as of March 31, 2021 for $ 393.4.

Expenses by nature at 03.31.20
Description	Transmission and distribution expenses	Selling expenses	Administrative expenses	Total
Salaries and social security taxes	2,267	354	451	3,072
Pension plans	138	22	28	188
Communications expenses	11	126	-	137
Allowance for the impairment of trade and other receivables	-	597	-	597
Supplies consumption	549	-	41	590
Leases and insurance	-	-	83	83
Security service	71	12	7	90
Fees and remuneration for services	1,021	582	296	1,899
Public relations and marketing	-	-	1	1
Depreciation of property, plants and equipments	1,442	215	176	1,833
Depreciation of right-of-use asset	10	19	67	96
Directors and Supervisory Committee members’ fees	-	-	12	12
ENRE penalties	(322)	95	-	(227)
Taxes and charges	-	410	17	427
Other	-	-	4	4
At 03.31.20	5,187	2,432	1,183	8,802

(1)	Includes recovery of technical service quality-related penalties for $ 495.9.

The expenses included in the chart above are net of the Company’s own expenses capitalized in property, plant and equipment as of March 31, 2020 for $ 411.6.

18

CONDENSED INTERIM FINANCIAL STATEMENTS

Note	10 | Other operating income (expense), net

	Note	03.31.21	03.31.20
Other operating income
Income from customer surcharges		407	479
Commissions on municipal taxes collection		66	54
Fines to suppliers		8	-
Services provided to third parties		35	39
Related parties	30.a	1	3
Recovery of provision for contingences		-	268
Income from non-reimbursable customer contributions		10	2
Other		23	13
Total other operating income		550	858

Other operating expense
Gratifications for services		(62)	(14)
Cost for services provided to third parties		(9)	(18)
Severance paid		(6)	(9)
Debit and Credit Tax		(204)	(239)
Provision for contingencies		(397)	(110)
Disposals of property, plant and equipment		(37)	(63)
Other		(34)	(8)
Total other operating expense		(749)	(461)

Note	11 | Net finance costs

	03.31.21	03.31.20
Financial income
Financial interest	14	11
Total financial income	14	11

Finance costs
Commercial interest	(3,401)	(562)
Interest and other	(1,023)	(1,171)
Fiscal interest	(1)	(1)
Bank fees and expenses	(3)	(4)
Total finance costs	(4,428)	(1,738)

Other financial results
Changes in fair value of financial assets	318	(26)
Net gain from the cancelattion of Corporate Notes	1	-
Exchange differences	(596)	(916)
Adjustment to present value of receivables	(25)	(73)
Recovery of provision for credit RDSA (Note 32)	434	-
Other finance costs	(57)	(56)
Total other finance costs	75	(1,071)
Total net finance costs	(4,339)	(2,798)

19

CONDENSED INTERIM FINANCIAL STATEMENTS

Note	12 | Basic and diluted (loss) profit per share

Basic

The basic (loss) earnings per share is calculated by dividing the (loss) profit attributable to the holders of the Company’s equity instruments by the weighted average number of common shares outstanding as of March 31, 2021 and 2020, excluding common shares purchased by the Company and held as treasury shares.

The basic (loss) earnings per share coincides with the diluted (loss) earnings per share, inasmuch as there exist neither preferred shares nor Corporate Notes convertible into common shares.

	03.31.21	03.31.20
(Loss) Profit for the period attributable to the owners of the Company	(656)	1,030
Weighted average number of common shares outstanding	875	875
Basic and diluted (loss) profit per share – in pesos	(0.75)	1.18

20

CONDENSED INTERIM FINANCIAL STATEMENTS

Note	13 | Property, plant and equipment

	Lands and buildings	Substations	High, medium and low voltage lines	Meters and Transformer chambers and platforms	Tools, Furniture, vehicles, equipment, communications and advances to suppliers	Construction in process	Supplies and spare parts	Total
At 12.31.20
Cost	4,117	35,540	90,549	39,569	7,083	31,671	365	208,894
Accumulated depreciation	(808)	(11,894)	(35,008)	(15,470)	(4,637)	-	-	(67,817)
Net amount	3,309	23,646	55,541	24,099	2,446	31,671	365	141,077

Additions	5	-	2	105	246	2,033	138	2,529
Disposals	-	-	(7)	(29)	(1)	-	-	(37)
Transfers	-	581	932	597	(142)	(1,881)	(87)	-
Depreciation for the period	(25)	(324)	(796)	(406)	(154)	-	-	(1,705)
Net amount 03.31.21	3,289	23,903	55,672	24,366	2,395	31,823	416	141,864

At 03.31.21
Cost	4,122	36,120	91,438	40,226	7,182	31,823	416	211,327
Accumulated depreciation	(833)	(12,217)	(35,766)	(15,860)	(4,787)	-	-	(69,463)
Net amount	3,289	23,903	55,672	24,366	2,395	31,823	416	141,864

•       During the period ended March 31, 2021, the Company capitalized as direct own costs $ 393.4.

21

CONDENSED INTERIM FINANCIAL STATEMENTS

	Lands and buildings	Substations	High, medium and low voltage lines	Meters and Transformer chambers and platforms	Tools, Furniture, vehicles, equipment, communications and advances to suppliers	Construction in process	Supplies and spare parts	Total
At 12.31.19
Cost	3,677	33,878	96,449	41,093	6,149	34,751	374	216,371
Accumulated depreciation	(703)	(10,550)	(31,721)	(13,770)	(3,893)	-	-	(60,637)
Net amount	2,974	23,328	64,728	27,323	2,256	34,751	374	155,734

Additions	3	6	3	56	33	1,792	69	1,962
Disposals	-	-	(10)	(53)	-	-	-	(63)
Transfers	215	929	1,621	1,593	238	(4,521)	(75)	-
Depreciation for the period	(24)	(296)	(858)	(429)	(226)	-	-	(1,833)
Net amount 03.31.20	3,168	23,967	65,484	28,490	2,301	32,022	368	155,800

At 03.31.20
Cost	3,895	34,813	98,013	42,672	6,420	32,022	368	218,203
Accumulated depreciation	(727)	(10,846)	(32,529)	(14,182)	(4,119)	-	-	(62,403)
Net amount	3,168	23,967	65,484	28,490	2,301	32,022	368	155,800

•       During the period ended March 31, 2020, the Company capitalized as direct own costs $ 411.6.

22

CONDENSED INTERIM FINANCIAL STATEMENTS

Note	14 | Right-of-use asset

The leases recognized as right-of-use assets in accordance with IFRS 16 are disclosed below:

	03.31.21	12.31.20
Total right-of-use asset by leases	264	317

The development of right-of-use assets is as follows:

	03.31.21	03.31.20
Balance at beginning of period	317	401
Additions	64	77
Depreciation for the year	(117)	(96)
Balance at end of the period	264	382

Note	15 | Inventories

	03.31.21	12.31.20

Supplies and spare-parts	2,048	2,073
Advance to suppliers	34	39
Total inventories	2,082	2,112

Note	16 | Other receivables

	Note	03.31.21	12.31.20
Non-current:
Credit for Real estate asset	32	18	2,429
Financial credit		12	16
Related parties	30.d	3	4
Allowance for the impairment of other receivables		-	(2,401)
Total non-current		33	48

Current:
Credit for Real estate asset	32	40	41
Judicial deposits		72	87
Security deposits		46	43
Prepaid expenses		41	48
Advances to personnel		1	2
Financial credit		14	20
Advances to suppliers		48	82
Tax credits		21	370
Related parties	30.d	1	21
Other		2	1
Subtotal		286	715

Debtors for complementary activities		85	77
Allowance for the impairment of other receivables		(75)	(87)
Total current		296	705

The value of the Company’s other financial receivables approximates their fair value.

23

CONDENSED INTERIM FINANCIAL STATEMENTS

The other non-current receivables are measured at amortized cost, which does not differ significantly from their fair value.

The roll forward of the allowance for the impairment of other receivables is as follows:

	03.31.21	03.31.20
Balance at beginning of period	2,488	3,369
Increase	1	32
Decrease	(1,726)	-
Result from exposure to inlfation	(251)	(235)
Recovery	(437)	(39)
Balance at end of the period	75	3,127

Note	17 | Trade receivables

	03.31.21	03.31.20
Current:
Sales of electricity – Billed	12,633	13,897
Framework Agreement (1)	9	10
Receivables in litigation	295	338
Allowance for the impairment of trade receivables	(5,163)	(5,201)
Subtotal	7,774	9,044

Sales of electricity – Unbilled	6,496	6,564
PBA & CABA government credit	680	372
Fee payable for the expansion of the transportation and others	2	2
Total current	14,952	15,982

(1)	Additionally, as disclosed in Note 2.f) to the Financial Statements as of December 31, 2020, the Province of Buenos Aires and the Federal Government have a debt with the Company, for the consumption of electricity by low-income neighborhoods and shantytowns. The indicated amount does not include interest and no revenue for this concept has been recognized by the Company.

The value of the Company’s trade receivables approximates their fair value.

The roll forward of the allowance for the impairment of trade receivables is as follows:

	03.31.21	03.31.20
Balance at beginning of the period	5,201	2,377
Increase	669	603
Decrease	(70)	(195)
Result from exposure to inlfation	(637)	(163)
Balance at end of the period	5,163	2,622

Note	18 | Financial assets at amortized cost

	03.31.21	12.31.20
Non-current
Government bonds	160	270

Current
Government bonds	162	88

24

CONDENSED INTERIM FINANCIAL STATEMENTS

Note	19 | Financial assets at fair value through profit or loss

	03.31.21	12.31.20

Current
Government bonds	2,227	2,509
Money market funds	302	-
Total current	2,529	2,509

Note	20 | Cash and cash equivalents

	03.31.21	12.31.20	03.31.20
Cash and banks	1,645	1,850	1,667
Money market funds	5,253	3,077	1,967
Total cash and cash equivalents	6,898	4,927	3,634

(1)	As of March 31, 2021, $1,500 is restricted for its use as stipulated in the Agreement on the Development of the Preventive and Corrective Maintenance Work Plan for the Electricity Distribution Network of the Metropolitan Area. Note 2.c).
Note	21 | Share capital and additional paid-in capital

	Share capital	Additional paid-in capital	Total

Balance at March 31, 2021 and December 31, 2020	43,020	569	43,589

As of March 31, 2021, the Company’s share capital amounts to 906,455,100 shares, divided into 462,292,111 common, book-entry Class A shares with a par value of one peso each and the right to one vote per share; 442,210,385 common, book-entry Class B shares with a par value of one peso each and the right to one vote per share; and 1,952,604 common, book-entry Class C shares with a par value of one peso each and the right to one vote per share.

On April 15, 2021, the Company awarded, as part of the Share-based Compensation Plan, 246,451 treasury shares to executive directors, managers and other personnel holding key executive positions in the Company.

Note	22 | Allocation of profits

The restrictions on the distribution of dividends by the Company are those provided for by the Business Organizations Law and the negative covenants established by the Corporate Notes program.

If the Company’s Debt Ratio were higher than 3, the negative covenants included in the Corporate Notes program, which establish, among other issues, the Company’s impossibility to make certain payments, such as dividends, would apply.

Additionally, in accordance with Title IV, Chapter III, section 3.11.c of the CNV, the amounts subject to distribution will be restricted to the amount equivalent to the acquisition cost of the Company’s own shares.

25

CONDENSED INTERIM FINANCIAL STATEMENTS
Note	23 | Trade payables

	03.31.21	12.31.20
Non-current
Customer guarantees	295	310
Customer contributions	274	278
Total non-current	569	588

Current
Payables for purchase of electricity - CAMMESA	26,498	26,078
Provision for unbilled electricity purchases - CAMMESA	7,453	5,577
Suppliers	4,831	5,149
Advance to customer	442	409
Customer contributions	32	36
Discounts to customers	37	42
Total current	39,293	37,291

The fair values of non-current customer contributions as of March 31, 2021 and December 31, 2020 amount to $ 51.0 and $ 48.3, respectively. The fair values are determined based on estimated discounted cash flows in accordance with a representative market rate for this type of transactions. The applicable fair value category is Level 3.

The value of the rest of the financial liabilities included in the Company’s trade payables approximates their fair value.

Note	24 | Other payables

	Note	03.31.21	12.31.20
Non-current
ENRE penalties and discounts		7,019	7,029
Financial Lease Liability(1)		39	69
Total Non-current		7,058	7,098

Current
ENRE penalties and discounts		2,986	3,021
Construction plan Framework agreement		1,500	-
Related parties	30.d	18	16
Advances for works to be performed		13	15
Financial Lease Liability (1)		273	334
Other		1	1
Total Current		4,791	3,387

The value of the Company’s other financial payables approximates their fair value.

(1)	The development of the financial lease liability is as follows:

	03.31.21	12.31.20
Balance at beginning of period	403	341
Increase	64	77
Payments	(269)	(94)
Exchange difference and gain on net monetary position	114	187
Balance at end of the period	312	511

26

CONDENSED INTERIM FINANCIAL STATEMENTS
Note	25 | Borrowings

	03.31.21	12.31.20
Non-current
Corporate notes (1)	9,023	9,330

Current
Interest from corporate notes	376	162

(1)	Net of debt issuance, repurchase and redemption expenses.

The fair values of the Company’s non-current borrowings as of March 31, 2021 and December 31, 2020 amount approximately to $ 7,702.6 and $ 7,656.1, respectively. Such values were determined on the basis of the estimated market price of the Company’s Corporate Notes at the end of each period. The applicable fair value category is Level 1.

Furthermore, taking into consideration the change of control of the Company (Note 33), and as mentioned in Note 29 to the Financial Statements as of December 31, 2020, the Company must take into consideration the provisions of article 10.3 of the class 9 Corporate Notes prospectus, which provide that each Corporate Note holder will be entitled to require that the Company repurchase all or any part thereof by submitting an Offer due to Change of Control, at a price of 100% of nominal value plus any accrued and unpaid interest at the settlement date.

Moreover, in the month of April, 2021, the Company paid class 9 Corporate Notes for a total of USD 110,000 nominal value, equivalent to $ 10.1, received as collection of receivables.

Note	26 | Salaries and social security taxes payable

	03.31.21	12.31.20
Non-current
Early retirements payable	15	27
Seniority-based bonus	337	316
Total non-current	352	343

Current
Salaries payable and provisions	2,992	3,878
Social security payable	332	311
Early retirements payable	28	29
Total current	3,352	4,218

The value of the Company’s salaries and social security taxes payable approximates their fair value.

27

CONDENSED INTERIM FINANCIAL STATEMENTS

Note	27 | Income tax and deferred tax

The detail of deferred tax assets and liabilities is as follows:

	03.31.21	12.31.20
Deferred tax assets
Tax loss carry forward	248	280
Trade receivables and other receivables	1,502	1,526
Trade payables and other payables	804	766
Salaries and social security payable	333	289
Benefit plans	76	85
Tax liabilities	19	21
Provisions	916	924
Deferred tax asset	3,898	3,891

Deferred tax liabilities
Property, plants and equipments	(27,301)	(26,410)
Financial assets at fair value through profit or loss	(344)	(336)
Borrowings	(2)	(3)
Adjustment effect on tax inflation	(3,295)	(3,919)
Deferred tax liability	(30,942)	(30,668)

Net deferred tax liability	(27,044)	(26,777)

The detail of the income tax expense for the period includes two effects: (i) the current tax for the year payable in accordance with the tax legislation applicable to the Company; (ii) the effect of applying the deferred tax method on the temporary differences arising from the valuation of assets and liabilities in accordance with tax and accounting criteria.

The detail of the income tax expense is as follows:

	03.31.21	03.31.20
Deferred tax	(267)	(262)
Current tax	(574)	(949)
Income tax expense	(841)	(1,211)

	03.31.21	03.31.20
Profit for the period before taxes	185	2,241
Applicable tax rate	30%	30%
Result for the period at the tax rate	(56)	(672)
(Loss) Gain on net monetary position	(294)	41
Adjustment effect on tax inflation	(1,200)	(578)
Income tax expense	709	(2)
Income tax expense	(841)	(1,211)

28

CONDENSED INTERIM FINANCIAL STATEMENTS

The detail of the income tax payable is as follows:

	03.31.21	12.31.20
Current
Provision of income tax payable	574	-
Tax withholdings	(430)	-
Total current	144	-

Note	28 | Tax liabilities

	03.31.21	12.31.20
Non-current
Current
Provincial, municipal and federal contributions and taxes	475	518
VAT payable	394	1,040
Tax withholdings	166	193
SUSS withholdings	11	12
Municipal taxes	187	261
Total current	1,233	2,024

Note	29 | Provisions

	Non-current liabilities	Current liabilities
	Contingencies
At 12.31.20	2,746	404

Increases	359	38
Decreases	-	(41)
Result from exposure to inflation for the period	(322)	(48)
At 03.31.21	2,783	353

At 12.31.19	3,171	329
Increases	49	25
Decreases	(32)	(5)
Recovery	(232)	-
Result from exposure to inflation for the period	(219)	(31)
At 03.31.20	2,737	318

Note	30 | Related-party transactions

The following transactions were carried out with related parties:

a.	Income

Company	Concept	03.31.21	03.31.20

PESA	Impact study	1	3
CREAURBAN (1)	Assignment of credit	434	-
		435	3

(1)	Additionally, see that which has been disclosed in Note 32.

29

CONDENSED INTERIM FINANCIAL STATEMENTS
b.	Expense

Company	Concept	03.31.21	03.31.20

PESA	Technical advisory services on financial matters	(59)	(58)
SACME	Operation and oversight of the electric power transmission system	(20)	(37)
OSV	Hiring life insurance for staff	(6)	(7)
SB&WM Abogados	Legal fees	(5)	-
FIDUS	Legal fees	-	(4)
		(90)	(106)

c.	Key Management personnel’s remuneration

	03.31.21	03.31.20

Salaries	208	170

The balances with related parties are as follow:

d.	Receivables and payables

	03.31.21	12.31.20
Other receivables - Non current
SACME	3	4

Other receivables - Current
FIDUS SGR	-	20
SACME	1	1
	1	21

Other payables
SACME	(18)	(16)

Note	31 | Ordinary and Extraordinary Shareholders’ Meeting

The Company Ordinary and Extraordinary Shareholders’ Meeting held on April 27, 2021 resolved, among other issues, the following:

-	To approve edenor’s Annual Report and Financial Statements as of December 31, 2020;
-	To allocate the $ 17,698 loss for the year ended December 31, 2020 (at the purchasing power of the currency at March 31, 2021 amounts to $ 19,988) to the partial absorption of the Discretionary reserve, under the terms of section 70, 3rd paragraph, of Business Organizations Law No. 19,550.
-	To approve the actions taken by the Directors and Supervisory Committee members, together with their respective remunerations;
-	To appoint the authorities and the external auditors for the current fiscal year.

30

CONDENSED INTERIM FINANCIAL STATEMENTS

Note	32 | Termination of agreement on real estate asset

With regard to the real estate asset to be constructed, acquired by the Company in November 2015, the subsequent termination of the agreement due to RDSA’s default in August 2018 and the respective legal actions brought by the Company against the seller and the insurance company, and with respect to the settlement agreement dated September 30, 2019 that the Company entered into with Aseguradora de Cauciones S.A., at the date of issuance of these condensed interim financial statements there are no significant changes with respect to the situation reported by the Company in the Financial Statements as of December 31, 2020, except for the following:

In the month of April, 2021, the Company received an additional payment for USD 100,000 relating to the USD 1 million receivable resulting from the agreement with Aseguradora de Cauciones S.A., with the remaining balance thus amounting to USD 530,000, which will be collected in four quarterly installments according to a new payment schedule agreed upon between the Company and the insurance company.

Furthermore, as of March 31, 2021, a gain has been recognized on recovery of allowance for $ 434, which is disclosed in Other finance income (costs), resulting from edenor’s acceptance of the “Offer for the Assignment of the Claim in litigation” made by Creaurban S.A.

Note	33 | Change of control

On December 28, 2020, Pampa Energía S.A., the holder of 100% of edenor’s Class A shares, representing 51% of edenor‘s share capital, entered into a share purchase and sale agreement, as the seller, with Empresa de Energía del Cono Sur S.A.

By virtue of such agreement, Pampa Energía agreed, subject to certain conditions precedent such as the approval of both its shareholders’ meeting and the ENRE, to sell control of edenor by transferring all the Class A Shares and votes in edenor.

In this regard, on February 17, 2021, the Shareholders’ meeting of Pampa Energía approved the referred to transaction, whereas at the date of issuance of these financial statements the Regulatory Authority’s authorization is in process.

Finally, after the pertinent authorizations at the closing of the transaction are obtained, Empresa de Energía del Cono Sur SA will be required, as provided for by the National Securities Commission, to conduct a mandatory public tender offer open to all the holders of Class B common shares issued by the Company, including the holders of ADS in respect of the underlying Class B common shares.

DIEGO SALAVERRI
Chairman

31

Free translation from the original in Spanish for publication in Argentina

REPORT ON CONDENSED INTERIM FINANCIAL STATEMENTS’ REVIEW

To the Shareholders, President and Directors

Empresa Distribuidora y Comercializadora Norte Sociedad Anónima (Edenor S.A.)

Legal address: Avenida del Libertador 6363

Autonomous City of Buenos Aires

Tax Code No. 30-65511620-2

Introduction

We have reviewed the condensed interim financial statements of Empresa Distribuidora y Comercializadora Norte Sociedad Anónima (Edenor S.A.) (hereinafter “Edenor S.A.” or “the Company”) including the condensed interim statement of financial position as of March 31, 2021, the related condensed interim statement of comprehensive income for the three months period ended March 31, 2021, the related condensed interim statements of changes in equity and cash flows for the three months period then ended and the complementary selected notes.

The balances and other information related to fiscal year 2020 and its interim periods, are an integral part of the financial statements mentioned above; therefore, they must be considered in connection with these financial statements.

Board of Directors’ responsibility

The Board of Directors of the Company is responsible for the preparation and presentation of these financial statements, under International Financial Reporting Standards (IFRS) adopted by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE), as the applicable accounting framework and incorporated by the National Securities Commission (CNV) to its standards, as they were approved by the International Accounting Standards Board (IASB), and, therefore, it is responsible for the preparation and presentation of the condensed interim financial statements mentioned in the first paragraph in accordance with IAS 34 “Interim financial information”.

Price Waterhouse & Co. S.R.L., Bouchard 557, piso 8°, C1106ABG - Ciudad de Buenos Aires

T: +(54.11) 4850.6000, F: +(54.11) 4850.6100, www.pwc.com/ar

Price Waterhouse & Co. S.R.L. es una firma miembro de la red global de PricewaterhouseCoopers International Limited (PwCIL). Cada una
de las firmas es una entidad legal separada que no actúa como mandataria de PwCIL ni de cualquier otra firma miembro de la red.

32

Auditors’ responsibility

Our review was limited to the application of the procedures established in International Standard on Review Engagements 2410 “Review of interim financial information performed by the independent auditor of the entity”, which was adopted as review standard in Argentina through Technical Pronouncement No. 33 of the FACPCE as was approved by International Auditing and Assurance Standards Board (IAASB). A review of interim financial information consists in making inquiries of Company staff responsible for the preparation of the information included in the condensed interim financial statements and the application of analytical procedures and other review procedures. This review is substantially less in scope than an audit in accordance of International Standards on Auditing, consequently, this review does not allow us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Therefore, we do not express any opinion on the financial position, comprehensive income and cash flows of the Company.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the condensed interim financial statements mentioned in the first paragraph of this report are not prepared, in all material respects, in accordance with IAS 34.

Emphasis of matter paragraph

Without qualifying our opinion, we draw the attention to the situation explained in Note 1 in relation to the economic and financial situation of Edenor S.A. The Company’s current economic and financial situation raises substantial doubt about its ability to continue as a going concern.

33

Reports on compliance with regulations in force

In accordance with current regulations, we report that, in connection with Empresa Distribuidora y Comercializadora Norte Sociedad Anónima (Edenor S.A.):

a) except for its lack of transcription to the book “Inventories and Balances”, the condensed interim financial statements of Edenor S.A. comply, in what is within our competence, with the provisions of the General Companies Law and in the relevant resolutions of the National Securities Commission;

b) the condensed interim financial statements of Edenor S.A. arise from accounting records kept in their formal aspects in accordance with legal regulations, except for their lack of transcription to the Inventory and Balance Book, and the Daily Book (transcription to the Inventories and Balance CD ROM Book from January to March);

c) we have read the summary of activity on which, as regards those matters that are within our competence, we have no observations to make;

d) at March 31, 2021 the liabilities of Empresa Distribuidora y Comercializadora Norte Sociedad Anónima (Edenor S.A.) accrued in favor of the Argentine Integrated Social Security System, according to the Company’s accounting records, amounted to ARS$ 504,020,792.12, none of which was claimable at that date.

Autonomous City of Buenos Aires, May 10th, 2021

PRICE WATERHOUSE & CO. S.R.L.

(Socio)
C.P.C.E.C.A.B.A T°1 – F°17
Dr. Raúl Leonardo Viglione Contador Público (UCA) C.P.C.E.C.A.B.A. T° 196 F° 169

34

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By:	/s/ Leandro Montero
Leandro Montero
Chief Financial Officer

Date: May 12, 2021